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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CEPHALON, INC.
(Name of Subject Company (issuer))

CEPHALON, INC.
(Name of Filing Person (offeror))

2 1/2% Convertible Subordinated Notes due December 2006
(Title of Class of Securities)

156708 AD 1 and 156708 AE 9
(CUSIP Number of Class of Securities)

John E. Osborn, Esq.
Senior Vice President, General Counsel
and Secretary
Cephalon, Inc.
41 Moores Road
Frazer, PA 19355
(610) 344-0200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Pran Jha
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
Not applicable	Not applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Item 12. Exhibits.

Exhibit No.	Description
99.1	Text of Press Release issued on June 2, 2005.

2

Exhibit Index

Exhibit No.	Description
99.1	Text of Press Release issued on June 2, 2005.

3

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Exhibit Index